Scottish and Southern Energy plc

82-3099

03007406

ond House
keld Road

Q

Telephone: (0)1738 455154
Facsimile: (0)1738 455281

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC
20549
USA

RECD S.E.C.
FEB 21 2003
1086

20 February 2003

SUPPL

Dear Sirs

I enclose copies of the announcements, which have been filed with the London Stock Exchange from 8 November 2002 to date.

The information is provided pursuant to Rule 12(g)3-2b of the Securities Exchange Act of 1934 as amended.

Yours sincerely

Alex Cairncross

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Alex Cairncross
Company Secretarial Assistant

(82-3099)

dlw 3/14

Scottish Hydro-Electric SOUTHERN ELECTRIC SWALEC S+S Delivering your electricity

(82-3099)

Announcements Enclosed 20 February 2003

21 October 2002	TXU
25 November 2002	Ian Marchant's Tax Credit Reinvestment
29 November 2002	Notifiable Interest
2 December 2002	Directors' acquisition - SIP
3 December 2002	David Sigsworth's Tax Credit Reinvestment
3 December 2002	Share Buy Back
31 December 2002	Directors' acquisition - SIP
8 January 2003	Directors' Interest - DS + GA exercise, LS sale
27 January 2003	Share Buy Back
29 January 2003	Notifiable Interest
29 January 2003	Share Buy Back
30 January 2003	Share Buy Back
31 January 2003	Directors' acquisition - SIP
4 February 2003	Share Buy Back
5 February 2003	Share Buy Back
7 February 2003	Share Buy Back

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Scottish and Southern Energy plc

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Purchase of Own Securities
Released	17:07 7 Feb 2003
Number	2462H

7 February 2003

Scottish & Southern Energy plc

Scottish & Southern Energy plc announces that it purchased from Merrill Lynch International for cancellation 130,691 of its ordinary shares on 7 February 2003 at a price of 609.154 pence per share.

END

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Purchase of Own Securities
Released	16:56 5 Feb 2003
Number	1233H

Scottish and Southern Energy plc

5 February 2003

Scottish & Southern Energy plc

Scottish & Southern Energy plc announces that it purchased from Merrill Lynch International for cancellation 300,000 of its ordinary shares on 5 February 2003 at a price of 601p pence per share.

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Scottish and Southern Energy plc

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Purchase of Own Securities
Released	16:54 4 Feb 2003
Number	0548H

4 February 2003

Scottish & Southern Energy plc

Scottish & Southern Energy plc announces that it purchased from Merrill Lynch International for cancellation 297,385 of its ordinary shares on 4 February 2003 at a price of 606.185 pence per share.

END

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Scottish and Southern Energy plc

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Purchase of Own Securities
Released	17:30 30 Jan 2003
Number	8651G

30 January 2003

Scottish & Southern Energy plc

Scottish & Southern Energy plc announces that it purchased from Merrill Lynch International for cancellation 179,144 of its ordinary shares on 30 January 2003 at a price of 600.949 pence per share.

END

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Purchase of Own Securities
Released	17:18 29 Jan 2003
Number	7998G

Scottish and Southern Energy plc

29 January 2003

Scottish & Southern Energy plc

Scottish & Southern Energy plc announces that it purchased from Merrill Lynch International for cancellation 214,358 of its ordinary shares on 29 January 2003 at a price of 609.7787 pence per share.

END

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29/1/03
79169
(82-3099)

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Scottish & Southern Energy PLC	Holding(s) in Company		16:11 29 Jan 03		

Full Announcement Text

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 28 January 2003 that the Legal & General Group plc has a notifiable interest in 27,299,985 ordinary 50p shares in Scottish and Southern Energy plc, being 3.17% of the issued share capital of the Company.

The shares are registered as follows:

HSBC Global Custody Nominee (UK) Ltd A/c 914945 110,632

HSBC Global Custody Nominee (UK) Ltd A/c 886603 825,000

HSBC Global Custody Nominee (UK) Ltd A/c 775245 3,982,428

HSBC Global Custody Nominee (UK) Ltd A/c 357206 20,255,227

HSBC Global Custody Nominee (UK) Ltd A/c 866203 1,171,600

HSBC Global Custody Nominee (UK) Ltd A/c 904332 72,300

HSBC Global Custody Nominee (UK) Ltd A/c 916681 44,900

HSBC Global Custody Nominee (UK) Ltd A/c 360509 837,898

END

status list

31/1/03
92049
(82-3059)

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Scottish & Southern Energy PLC	Director Shareholding		15:54 31 Jan 03		

Full Announcement Text

The Company was notified by the Halifax, the provider of the all employee Scottish and Southern Energy plc Share Incentive Plan on 31 January 2003, that 35,995 ordinary shares in the Company were purchased on 31 January 2003 at a price of £6.11. These shares were allocated to participants of the plan at a price of £6.15.

The purchase was made pursuant to a regular standing order instruction with the Halifax for monthly purchases of shares.

The interests of Executive directors of the Company in the transaction were as follows:

Directors	Number of shares purchased/ allocated	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
		0.000003%	13,145	0.0015%

Colin Hood	26			
Ian Marchant	26	0.000003%	40,004 *	0.0047%
David Sigsworth	26	0.000003%	51,818	0.0060%
Alistair Phillips-Davies	25	0.000003%	4,919	0.0006%
Gregor Alexander	26	0.000003%	5,290	0.0006%

* Mr Marchant's shareholding includes 1 additional share arising from reinvestment of tax credit by his PEP Manager and which has been intimated to the Company.

END

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Full Text Announcement

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Purchase of Own Securities
Released	16:53 27 Jan 2003
Number	6808G

Scottish and Southern Energy plc

27 January 2003

Scottish & Southern Energy plc

Scottish & Southern Energy plc announces that it purchased from Merrill Lynch International for cancellation 87,367 of its ordinary shares on 27 January 2003 at a price of 605.43 pence per share.

END

END

Company website

8/1/03
9417F
(82-3099)

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Scottish & Southern Energy PLC	Director Shareholding		16:39 8 Jan 03		

Full Announcement Text

Notification of Directors' Interests

Scottish and Southern Energy plc wishes to notify the following changes in directors' interests in the Company's Ordinary 50p Shares (shares).

On 8 January 2003 David Sigsworth exercised 30,000 Executive Share Options (representing 0.0035% of the issued share capital) and sold the resultant shares at a price of £6.60 per share. His spouse, Lorna Sigsworth, also sold 2,000 shares (representing 0.0002% of the issued share capital) at a price of £6.56 per share. Following this notification, David Sigsworth has an interest in 51,792 shares representing 0.0060% of the issued share capital of the Company.

On the same day, Gregor Alexander exercised 6,084 Executive Share Options and sold 4,690 of the resultant shares (representing 0.0007% and 0.0005% respectively of the issued share capital) at a price of £6.60 per share to discharge funding and income tax liabilities. Following this notification, Gregor Alexander has an interest in 5,264 shares representing 0.0006% of the issued share capital of the Company.

31/12/02
E924F
(82-3099)

The Company was notified by the Halifax, the provider of the all employee Scottish and Southern Energy plc Share Incentive Plan on 31 December 2002, that 33,243 ordinary shares in the Company were purchased on 31 December 2002 at a price of £6.74. These shares were allocated to participants of the plan at a price of £6.72.

The purchase was made pursuant to a regular standing order instruction with the Halifax for monthly purchases of shares.

The interests of Executive directors of the Company in the transaction were as follows:

Directors	Number of shares purchased/ allocated	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	23	0.000003%	13,119	0.0015%
Ian Marchant	23	0.000003%	39,977	0.0046%
David Sigsworth	23	0.000003%	53,792	0.0062%
Alistair Phillips-Davies	24	0.000003%	4,894	0.0006%
Gregor Alexander	23	0.000003%	3,870	0.0004%

17:06 03 Dec RNS-REG-Scottish & Sthn.Engy <SSE.L> Purchase of Own Securities

RNS Number:6259E
Scottish & Southern Energy PLC
03 December 2002

(82-3099)

3 December 2002

Scottish & Southern Energy plc

Scottish & Southern Energy plc announces that it purchased from Merrill Lynch International for cancellation 175,000 of its ordinary shares on 3 December 200: at a price of 614.14 pence per share.

END

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The company news service from the London Stock Exchange

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Tuesday, 3 December 2002 17:06:09
RNS [nRNSC6259E]

3/12/02
G1S1E
(82-3099)

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Scottish & Southern Energy PLC	Director Shareholding		15:43 3 Dec 02		

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

David Sigsworth

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director and Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David and Lorna Sigsworth

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director and Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Announcement by PEP Manager to the Company of reinvestment of tax credit pursuant to a regular standing order instruction into a Single Company PEP and General PEP. David Sigsworth - Single Company 9, General 10, Lorna Sigsworth – Single Company 5, General 11.

7. Number of shares / amount of stock acquired

35

8. Percentage of issued class

0.000004%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.25

13. Date of transaction

28 November 2002

14. Date company informed

2 December 2002

15. Total holding following this notification

53,769

16. Total percentage holding of issued class following this notification

0.0062%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Ailsa Stroud 01738 455152

25. Name and signature of authorised company official responsible for making this notification

Ailsa Stroud, Assistant Company Secretary

Date of Notification

3 December 2002

END

---

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2/12/02
SSTUE
(82-3099)

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Scottish & Southern Energy PLC	Director Shareholding		16:10 2 Dec 02		

Full Announcement Text

The Company was notified by the Halifax, the provider of the all employee Scottish and Southern Energy plc Share Incentive Plan on 29 November 2002, that 35,091 ordinary shares in the Company were purchased on 29 November 2002 at a price of £6.22. These shares were allocated to participants of the plan at a price of £6.25.

The purchase was made pursuant to a regular standing order instruction with the Halifax for monthly purchases of shares.

The interests of Executive directors of the Company in the transaction were as follows:

Directors	Number of shares purchased/ allocated	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
		0.000003%	13,096	0.0015%

Colin Hood	25			
Ian Marchant	25	0.000003%	39,954	0.0046%
David Sigsworth	25	0.000003%	53,734	0.0062%
Alistair Phillips-Davies	25	0.000003%	4,870	0.0006%
Gregor Alexander	25	0.000003%	3,847 *	0.0004%

* Mr Alexander's shareholding includes 3 shares arising from reinvestment of tax credit by his PEP Manager and which has today been intimated to the Company. In Mr Alexander's Declaration of Directors' Interests made on 7 October 2002 his shareholding was overstated by 1,372 shares. This overstatement has now been rectified.

END

29/11/02
4877E
(82-3099)

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 28 November 2002 that Prudential plc has a notifiable interest in 27,332,934 ordinary 50p shares in Scottish and Southern Energy plc, being 3.18% of the issued share capital of the Company.

The shares are registered as follows:

M&G (Lombard St) Noms FPE	4,835
MAGIM HSBC GIS NOM (UK) SALI	13,676
MGM A/C DBL A/C FBFT	88,591
MGM A/C JPM A/C RU	5,861,974
PRUCLT HSBC GIS NOM (UK) PAC AC	21,132,336
PRUCLT HSBC GIS NOM (UK) PPL AC	149,934
PRUCLT HSBC GIS NOM (UK) SAL AC	1,541
PRUDENTIAL EURO INDEX TRACKER	2,368
PRUDENTIAL UK INDEX TRACKER TS	4,212
ROY NOMINEES 578079	14,408
ROY NOMS LTD 578052	8,283
ROY NOMS LTD 578141	16,373
ROY NOMS LTD 578192	34,403

Approved

Donnelly

(82-3099)

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Announcement Details

Company	Headline	Embargo	Last Update
Scottish & Southern Energy PLC	Director Shareholding		15:57 25 Nov 02

Full Announcement Text

2444E

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

Ian Marchant

3. Please state whether notification indicates that it is in respect of holding of the sharehol above or in respect of a non-beneficial interest or in the case of an individual holder if it is person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director only

4. Name of the registered holder(s) and, if more than one holder, the number of shares he them (if notified)

Ian Marchant

5. Please state whether notification relates to a person(s) connected with the director nam and identify the connected person(s)

Director only

6. Please state the nature of the transaction. For PEP transactions please indicate whethe co PEP and if discretionary/non discretionary

Announcement by PEP Manager to the Company of reinvestment of tax credit pursuant to a regular standing order instruction into a Single Company PEP.

7. Number of shares / amount of stock acquired

3

8. Percentage of issued class

0.0000003%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.458

13. Date of transaction

21 November 2002

14. Date company informed

25 November 2002

15. Total holding following this notification

39,929

16. Total percentage holding of issued class following this notification

0.0046%

If a director has been granted options by the company please complete the followin

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of e

N/A

22. Total number of shares or debentures over which options held following this notificatio

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Alex Cairncross 01738 455154

25. Name and signature of authorised company official responsible for making this notifica

Vincent Donnelly, Company Secretary

Date of Notification

25 October 2002

END

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status list

(82-3099)

21 October 2002

Scottish and Southern Energy plc

Scottish and Southern Energy plc confirms that it has been in discussions regarding the possible acquisition of certain assets of TXU, UK's energy supply business. Those discussions are no longer taking place.

For further information,

Scottish and Southern Energy

Alan Young, Director of Corporate Communications	0870 900 0410
Denis Kerby, Investor Relations Manager	0870 900 0410

Financial Dynamics

Andrew Dowler	020 7831 3113
Fiona Meiklejohn	020 7831 3113